# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amplify ETF Trust, CIK 0001633061
CUSIP: 032108573
Title of class of securities: Amplify Bloomberg AI Equal Weight ETF
Address of issuer's principal executive offices: 3333 Warrenville Road, Suite 350, Lisle, Illinois (IL), 60532
Date of event which requires filing of this statement: 06/02/2026
Filed by CIK 0001861642
Persons authorized to receive notices and communications: Phillip Fitzsimmons, 2001 Route 46, Parsippany, New Jersey (NJ), 07054, 973-255-6928

## Reporting persons
- Hennion & Walsh Asset Management, Inc. (CIK 0001861642): type of reporting person: investment adviser (IA); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 205,807; shared dispositive power 0; aggregate amount beneficially owned 205,807 (24.21% of the class)
  Comment: Aggregate amount owned represents 24.21% of 850,000 outstanding shares as stated by the issuer

## Item 1. Security and Issuer
Title of class of securities: Amplify Bloomberg AI Equal Weight ETF
Name of issuer: Amplify ETF Trust
Address of issuer's principal executive offices: 3333 Warrenville Road, Suite 350, Lisle, Illinois (IL), 60532

## Item 2. Identity and Background
Name of person filing: Hennion & Walsh Asset Management
Residence or business address: 2001 Route 46, Parsippany, NJ, 07054
Present principal occupation or employment: Registered Investment Adviser
Criminal convictions in the last five years: Not applicable
Civil proceedings (securities laws) in the last five years: Not applicable
Citizenship: New Jersey

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares of the issuer are held in separately managed accounts for which Hennion and Walsh Asset Management serves as investment advisor. Shares were purchased with available funds from the separately managed accounts.

## Item 4. Purpose of Transaction
Purpose of transaction: Hennion & Walsh Asset Management acts as an investment adviser. Shares of the issuer were purchased for investment purposes. Item 4 (a) through (j) is not applicable

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 205,807 shares representing 24.21% of the current outstanding shares
Number of shares as to which each person has sole or shared power to vote or dispose: HWAM maintains sole dispositive power of 205,807 shares of the issuer but does not have the power to vote the shares in its capacity as investment adviser.
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Hennion & Walsh Asset Management, Inc.: /s/ Phillip Fitzsimmons, Phillip Fitzsimmons (06/09/2026)